SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

Report regarding Treasury Stock Purchases

On September 8, 2008, Kookmin Bank filed a report regarding its purchases of treasury shares. The details are as follows:

1.	Date of submission of treasury stock purchase notice: August 14, 2008

2.	Purchase period: August 18, 2008 to September 3, 2008

3.	Details of purchases:

			(Unit: KRW, Share)

	Volume		Purchase price per share (2)	Total purchase price (2)
Date (1)	Order volume	Purchased volume
August 18, 2008	1,650,000	576,871	60,732	35,034,476,800
August 19, 2008	1,650,000	1,499,859	60,656	90,975,575,500
August 20, 2008	1,680,000	1,680,000	60,985	102,454,569,700
August 21, 2008	1,680,000	1,680,000	60,168	101,082,213,500
August 22, 2008	1,680,000	1,380,000	57,317	79,097,091,900
August 25, 2008	1,680,000	500,000	57,480	28,740,107,000
August 26, 2008	1,500,000	500,000	58,404	29,202,065,300
August 27, 2008	1,680,000	1,000,000	59,166	59,165,833,900
August 28, 2008	1,680,000	1,680,000	59,324	99,664,239,600
August 29, 2008	1,680,000	1,658,304	59,202	98,174,990,100
September 1, 2008	1,684,000	1,684,000	57,593	96,986,890,100
September 2, 2008	1,680,000	1,680,000	56,049	94,162,719,900
September 3, 2008	1,320,966	1,320,966	54,891	72,509,303,100
Total	21,244,966	16,840,000	58,625	987,250,076,400

(1) Date of purchase.
(2) Excludes fees.

4.	Number of treasury shares owned as of September 3, 2008: 16,840,000 shares of common stock (representing a 5.01% equity stake)

5.	As of September 3, 2008, our largest shareholder, the Korean National Pension Service, owned 16,370,205 shares of our common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 8, 2008	By:	/s/ Kim, Ok Chan
(Signature)

	Name:	Kim, Ok Chan
	Title:	Finance Division
Executive Vice President